SPIRAL TOYS INC.

Subsidiaries

Name of subsidiary	Jurisdiction of Incorporation	Name Under Which Business Is Done

Spiral Toys LLC	California	Spiral Toys LLC

Spiral Toys LTD	British Columbia, Canada	Spiral Toys LTD

Spiral Toys Hong Kong Ltd.	Hong Kong	Spiral Toys Hong Kong Ltd.